EXHIBIT 99.1

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing 100088, People’s Republic of China

To the shareholders of eFuture Holding Inc.	February 3, 2016 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our Extraordinary General Meeting of Shareholders (the “EGM”) on February 29, 2016, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of the EGM and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EGM, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON FEBRUARY 26, 2016 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Troe Wen
Troe Wen
Secretary

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing 100088, People’s Republic of China

NOTICE OF EGM

To Be Held on February 29, 2016

NOTICE IS HEREBY GIVEN that the EGM of eFuture Holding Inc. will be held on February 29, 2016 at 10:00 a.m., Beijing time, at our offices located at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China, for the following purposes:

1. To elect six (6) directors, Kevin King (Class I), Hui Fang Xi (Class III), DongyDongyu Guan (Class II), Weihua Zhou (Class I), Yuanzhu Lu (Class I) and Tak Yuen Lai (Class III) to serve until he/she is removed from office or until the following annual general meeting at which that Class directors are due to retire.

2. To approve the 2015 Share Incentive Plan.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on February 2, 2016 are entitled to vote at the EGM and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan
Chairman

Beijing, China

February 3, 2016

YOUR VOTE IS IMPORTANT

To ensure your representation at the EGM, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

EFUTURE HOLDING INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the EGM to be held on February 29, 2016 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The EGM will be held at our offices located at A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about February3, 2016. We must receive any proxy by 5:00 p.m. Beijing time on February 26, 2016 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the EGM and voting in person. Attendance at the EGM in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on February 26, 2016 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on February 2, 2016 are entitled to vote at the EGM. As of February 2, 2016, 5,229,365 of our ordinary shares were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the EGM. If we do not have a quorum at the EGM, the meeting, if convened upon the requisition of shareholders, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Board of Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present shall be a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the EGM will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the EGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the six (6) nominees for director, approval of the 2015 Share Incentive Plan and in the proxy holder’s discretion as to other matters that may properly come before the EGM. If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares will not be voted if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, election of directors is no longer considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

Approval of Proposals

In order to be “approved”, the proposals to be considered at the EGM of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. In particular, the proposals require the following number of votes:

Proposal 1. The nominees receiving a majority of the votes cast at the EGM be voted “FOR” will be elected as director. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal 2. The approval of the 2015 Share Incentive Plan requires that a majority of the votes cast at the EGM be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

PROPOSAL 1

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

According to the Articles of Association of the Company, the Board consists of between seven to eleven members. Currently the Board has five directors in three classes. Roger Zhang is a Class I director, whose term will expire in 2018. Adam Yan and John Dai are Class III directors, whose term will expire in 2017. David Ren and Ping Yu are Class II directors, whose term will expire in 2016. Among the current directors, Roger Zhang and John Dai are independent directors.

Shiji (Hong Kong) Limited owns 2,744,657 ordinary shares of the Company, as reported on a Form 13-D/A dated December 7, 2015, filed with the Securities and Exchange Commission on December 8, 2015. Under Article 37 of the Company Articles of Association, Shiji requisitioned the convening of an extraordinary general meeting of the Company. Shiji also requested that the Company directors, if thought fit, pass resolutions regarding the appointment the following individuals as directors. The Company directors have done so. Article 37 also required the Company, within 21 days of the requisition, to convene the extraordinary general meeting, which the Company has also done.

Nominees for election as members of the Board of Directors to serve until he/she is removed from office or until the following annual general meeting at which that Class directors are due to retire:

Kevin King

Class I Director

Age-53

Kevin King has been Chief Operating Officer of Beijing Shiji Information Technology Co., Limited (Shiji), a leading cross vertical technology solutions provider since July 1st, 2015. Shiji develops and represents solutions for the Hospitality, Food Service and Retail industries across China. Prior to joining Shiji Mr. King worked with leading Hospitality technology solution provider, MICROS Systems Inc. for over 17 years (including the period from 2010 to 2015) in various operational and business management roles, including the business and technical development of global payment solutions.

Hui Fang Xi

Class III Director

Age-42

Hui Fang Xi has been Managing Director of Shanghai Shiji Information Technology Co. Limited(Shiji), a leading cross vertical technology solutions provider since August 1st, 2015. Shiji develops and represents solutions for the Hospitality, Food Service and Retail industries across China. Ms. Xi manages Shiji’s Retail portfolio in China which includes working with international and domestic partners creating solutions for the clients domestic operations. She previously worked with Oracle Retail (previously MICROS Retail ) focused on business development (including the period from 2010 to 2015) and has extensive experience in the China and global retail industry.

Dongyu Guan

Class II Director

Age-52

Dongyu Guan has been Vice President of Shiji Information Technology Co. Limited (Shiji), a leading cross vertical technology solutions provider since 2009. Shiji develops and represents solutions for the Hospitality, Food Service and Retail industries across China. From 2009 Mr. Guan worked in Shiji and takes responsibility for Shiji’s subsidies such as Infrasys, CNEDC, Bestech, SiSS. Previously Mr. Guan was chief representative of Infrasys International Ltd. for over 10 years focused on business development working with partners creating solutions for the China’s domestic food service industry and has extensive experience in the China food service industry.

Tak Yuen Lai

Class III Director

Age – 52

Tak Yuen Lai has been the Executive Vice President and CFO of Shiji Information Technology Co. Limited (Shiji), a leading cross vertical technology solutions provider since 2007. Shiji develops and represents solutions for the Hospitality, Food Service and Retail industries across China. Mr. Lai brings significant experience in board-level positions to the Company, including having been a Director of Shenzhen International SoluSoft Software Co. Ltd, China National Electronic Devices Corporation in 2014 and Hangzhou Westsoft Science & Technology Co. Ltd in 2007. His other previous directorships include Adsale-STSN China/Movielink (HK) Ltd from 2000 to 2001, Micros-Fidelio China from 1992 to 2000. Currently, Mr. Lai is a director of Shiji Information and acts as the Chief Executive Officer of Infrasys International Ltd.

Weihua Zhou

Class I Independent Director

Age – 54

Weihua Zhou, who graduated in Beijing University, currently services as chairman of board of Beijing Sino-Sky Hi-Tech Co., Ltd. (Mr. Zhou has been the chairman since June 2005), chairman of board of Beijing Sino-Sky Guangdian Communications Technology Co., Ltd and director of Capinfo Company Ltd (HK1075). Prior to the current positions, Mr. Zhou worked in Radio Film & Television Design & Research Institute for over 28 years as deputy chief engineer.

Yuanzhu Lu

Class I Independent Director

Age – 39

Yuanzhu Lu, Doctor degree in National University of Singapore, currently worked as professor in Central University of Finance & Economics. He has worked in this university since 2006 and focused on the research around the field of Industrial Organization, Micro Economics and Game Theory Application.

The proposed resolutions are:

1.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Kevin King as a Class I director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class I director are due to retire.

2.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Hui Fang Xi as a Class III director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class III director are due to retire.

3.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Dongyu Guan as a Class II director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class II director are due to retire.

4.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Tak Yuen Lai as a Class III director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class III director are due to retire.

5.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Weihua Zhou as a Class I director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class I director are due to retire.

6.	To consider and pass the following resolution as an ordinary resolution:

THAT the appointment of Yuanzhu Lu as a Class I director with immediate effect pursuant to Article 93(e) of the Articles, with such director to hold office until he is removed from office in accordance with the Articles or until the next following annual general meeting at which the Class I director are due to retire.

THE BOARD RECOMMENDS A VOTE “FOR”

THE ELECTION OF EACH OF THESE

NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 2

APPROVAL OF THE 2015 SHARE INCENTIVE PLAN

(ITEM 2 ON THE PROXY CARD)

The following summary of the material features of the 2015 Share Incentive Plan (the “2015 Plan”) is qualified in its entirety by reference to the 2015 Plan, a copy of which is attached as Exhibit A. Unless otherwise defined, capitalized terms in this summary have the same meanings as provided in the 2015 Plan.

What am I voting on?

Our Board of Directors adopted   the 2015 Plan subject to approval by the shareholders of our company.

The Board of Directors believes that the 2015 Plan will advance the long-term success of our company by encouraging share ownership among key employees, non-employee directors and Consultants of the Company.

How is the 2015 Plan administered?

The 2015 Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). The Committee has the power and complete discretion to determine the specific terms and conditions of all Awards granted under the 2015 Plan, including, without limitation, the eligibility of each Award, the number of shares of Company Stock subject to each Award, the Fair Market Value of Company Stock, the applicable vesting criteria, the restrictions imposed upon an Award, etc. The Committee shall have the authority to amend the terms of previously granted Award so long as amended are consistent with the terms of the Plan. Besides, the Committee may adopt rules and regulations for carrying out the Plan, including the authority of interpretation and construction of any provisions of the Plan.

What kind of Awards may be granted?

Awards under the 2015 Plan may be in the form of Options or Restricted Stock. The Company may register the 2015 Plan by filing a Form S-8 Registration Statement with the Securities and Exchange Commission.

Who is eligible to receive Awards?

Any Employee of, nonemployee directors of or Consultants to the Company or its affiliates may be selected by the Committee to receive awards under the 2015 Plan. The benefits or amounts that may be received by or allocated to participants under the 2015 Plan will be determined at the discretion of the Committee.  However, any award made to a member of the Committee shall be approved by the Board. Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

How many shares are available for issuance under the 2015 Plan?

The maximum number of shares as to which share awards may be granted under the 2015 Plan is 500,000 shares.  Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. The number of shares available under the 2015 Plan is subject to adjustment by the Committee in the event of Change in Capital Structure and Change of Control.

Upon what terms may Options be awarded?

Options may be either Incentive Stock Options or Nonstatutory Stock Options. A notice which contains the following items shall be given to Participant by the Committee whenever it deems it is appropriate to grant Options. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

•	The number of shares are granted

•	Option price per share

•	Conditions to which the grant and exercise of the Options are subject. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

•	The term of each option. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years.

•	When and under what circumstance, an Option may be exercised after termination of the Participant’s employment or period of service.

•	The Limitation Amount.

Please note, such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

What is the exercise price of Options?

The exercise price of Options shall be established by the Committee. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

What are the effects of termination of employment?

The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service, however, if a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct. Furthermore, no Incentive Stock Option can be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death.

What is the Limitation Amount of the Incentive Stock Option?

The aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during a calendar year does not exceed $100,000 (the “Limitation Amount”), otherwise the Incentive Stock Option is not exercisable in the calendar year. Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

Upon what terms may Restricted Stock be awarded?

The Committee may, in its discretion grant a Restricted Stock Award to Participants and may determine the number of Ordinary Shares awarded and the terms, conditions and restrictions (including transferability, vesting criteria and restrictions relating to continued employment and financial performance goals) for such Restricted Stock. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed. The Committee may provide that the restrictions on a Restricted Stock will lapse or may be removed if a Change of Control or Corporate Change occurs. The Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock. However, the stock dividends that are declared on Restricted Stock are subject to the same restrictions as the underlying shares of Restricted Stock.

Are awards made under the 2015 Plan transferable?

Except as provided below, no award under the 2015 Plan may be transferred by a Participant other than by will or the laws of descent and distribution and share options may be exercised during the Participant’s lifetime only by the Participant or, in the event of the Participant’s legal incapacity, the guardian or legal representative. The Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members and provide that the consideration may not be paid for the transfer. If the Committee makes an Award transferable, such Award will contain such additional terms and conditions as the Committee deems appropriate.

When does the 2015 Plan terminate?

If not sooner terminated by the Board, the 2015 Plan will terminate at the close of business on the tenth anniversary of the Effective Dates. Awards granted before the termination of this Plan remain effective but no Awards shall be made under the Plan after its termination. The termination of the 2015 Plan shall not, without the consent of the Participant, impair any Participant’s rights.

How can the 2015 Plan be amended?

The Board may amend the Plan as it deems advisable to ensure compliance with applicable law. The amendment of the 2015 Plan shall not, without the consent of the Participant, impair any Participant’s rights.

What are the effects of the Change in Capital Structure?

In the event of the Change in Capital Structure, the Committee may in its discretion adjust the number and kind of shares of stock or securities of the Company to be issued under the 2015 Plan, the exercise price of options, and other relevant provisions. To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced. The adjustment made by the Committee shall be conclusive and binding on all persons for all purposes.

What are actions can be taken in the event of the Change of Control?

In the event of a Change of Control or Corporate Change, the Committee may (a)  provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award at the time the Award is made; (b)  provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable; (c)  make adjustments to Awards then outstanding as the Committee deems appropriate; or (d)  cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR” APPROVAL OF THE 2015 SHARE INCENTIVE PLAN.

OTHER MATTERS

We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,

/s/ Adam Yan
Adam Yan
Chairman

Dated: February 3, 2016

EXHIBIT A

EFUTURE HOLDING INC.

2015 SHARE INCENTIVE PLAN

1.	Purpose and Effective Date.
(a)	The purpose of the eFuture Holding Inc.2015 Share Incentive Plan (the “Plan”) is to further the long term stability and financial success of eFuture Holding Inc.(the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of stock incentives. It is believed that ownership of Company stock will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b)	The Plan was adopted by the Board of Directors of the Company on December 7, 2015 (the “Effective Date”).

2.	Definitions.
(a)	Act. The Securities Exchange Act of 1934, as amended.

(b)	Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c)	Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Stock.

(d)	Award. The award of an Option or Restricted Stock under the Plan.

(e)	Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f)	Board. The Board of Directors of the Company.

(g)	Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h)	Change of Control.

(i).	The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding ordinary shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires stock of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii).	Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii).	A liquidation of the Company.

(i)	Code. The Internal Revenue Code of 1986, as amended.

(j)	Committee. The Compensation Committee of the Board.

(k)	Company. eFuture Holding Inc.

(l)	Company Stock. The ordinary shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(m)	Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n)	Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or stock (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o)	Date of Grant. The date as of which an Award is made by the Committee.

(p)	Disability or Disabled. As to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q)	Fair Market Value.

(i).	If Company Stock is traded on a national securities exchange or the NASDAQ Stock Market, the average of the highest and lowest registered sales prices of Company Stock on such exchange or the NASDAQ Stock Market;
(ii).	If Company Stock is traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or
(iii).	If shares of Company Stock are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Stock is traded.

(r)	Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s)	Nonstatutory Stock Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Stock Option and is so designated.

(t)	Option. A right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(u)	Participant. Any individual who receives an Award under the Plan.

(v)	Restricted Stock. Company Stock awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w)	Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x)	10% Shareholder. A person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate. Indirect ownership of stock shall be determined in accordance with Code Section 424(d).

3.	General. Awards of Options and Restricted Stock may be granted under the Plan. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4.	Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 500,000 unissued shares of Company Stock. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5.	Eligibility.

(a)	Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b)	The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c)	Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

6.	Stock Options.
(a)	Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

(b)	The Committee shall establish the exercise price of Options. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

(c)	Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d)	The Committee shall establish the term of each Option in the Participant’s stock option agreement. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s stock option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Stock Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Stock Option to provide for more liberal exercise provisions, provided however that if the Incentive Stock Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e)	An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Stock option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(f)	If a Participant dies and if the Participant’s stock option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the stock option agreement.

(g)	If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7.	Restricted Stock Awards.
(a)	Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b)	The Committee may place such restrictions on the transferability and vesting of Restricted Stock as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Stock will vest on the Company’s achievement of established performance objectives or after a Change of Control occurs. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c)	The Committee may provide in a Restricted Stock Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Stock as it deems appropriate.

(d)	A Participant shall hold shares of Restricted Stock subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If stock dividends are declared on Restricted Stock, such stock dividends or other distributions shall be subject to the same restrictions as the underlying shares of Restricted Stock.

8.	Method of Exercise of Options.
(a)	Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b)	Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9.	Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificates (or, in the case of Restricted Stock, no stock certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver shares of already owned Company Stock (subject to such restrictions as the Committee may establish, including a requirement that any shares of Company Stock so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10.	Nontransferability of Awards.
(a)	In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b)	Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on stock issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11.	Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. Awards granted before the termination of this Plan remain effective but no Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12.	Change in Capital Structure.
(a)	In the event of a stock dividend, stock split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of ordinary shares or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b)	In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares of stock in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c)	To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d)	Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13.	Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:
(a)	At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b)	Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c)	Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d)	Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14.	Administration of the Plan.
(a)	The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b)	The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of shares of Company Stock to be covered by each Award, (iii) whether Options shall be Incentive Stock options or Nonstatutory Stock Options, (iv) the Fair Market Value of Company Stock, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Stock or the lapse of restrictions on Restricted Stock or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Stock received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options.

(c)	The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Stock Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d)	The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e)	A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15.	Issuance of Company Stock. The Company shall not be required to issue or deliver any certificate for shares of Company Stock before (i) the admission of such shares to listing on any stock exchange on which Company Stock may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Stock any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the shares of Company Stock acquired, the Participant shall possess no shareholder rights with respect to the shares.

16.	Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17.	Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Stock or Incentive Stock after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes, or (c) the personal representative of the Participant’s estate.

18.	Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company — at its principal business address to the attention of the Secretary; (b) if to any Participant — at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19.	Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Stock Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.

20.	Code Section 409A. The terms of this Plan and Awards granted pursuant to the Plan are intended to be exempt from the requirements of section 409A of the Internal Revenue Code of 1986 (the “Code”). The Committee shall have authority to interpret and amend the Plan or the terms of Awards granted pursuant to the Plan as necessary to ensure that no Award becomes or remains subject to Code section 409A. Any inadvertent error that results in an Award becoming subject to Code section 409A shall apply only to the individual Award in question and shall have no effect on the exemption of the Plan or other Awards from the requirements of Code section 409A.

EFUTURE HOLDING INC.
EXTRAORDINARY GENERAL MEETING
TO BE HELD ON FEBRUARY 29, 2016
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of eFuture Holding Inc., a Cayman Islands corporation (the “Company”), acknowledges receipt of the Notice of EGM and Proxy Statement, dated February 3, 2016, and hereby constitutes and appoints David Ren and Ping Yu, or either of them acting singly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all shares of the Company’s ordinary shares which the undersigned is entitled to vote at the extraordinary general meeting of shareholders to be held on February 29, 2016 (the “EGM”), and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

[ ] Kevin King

[ ] Hui Fang Xi

[ ] Dongyu Guan

[ ] Weihua Zhou

[ ] Yuanzhu Lu

[ ] Tak Yuen Lai

Withhold authority for the following:

[ ] Kevin King

[ ] Hui Fang Xi

[ ] Dongyu Guan

[ ] Weihua Zhou

[ ] Yuanzhu Lu

[ ] Tak Yuen Lai

2.	To approve the 2015 Share Incentive Plan.

FOR [ ]	AGAINST [ ]	ABSTAIN [ ]

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL NOMINEES AND FOR APPROVAL OF THE 2015 SHARE INCENTIVE PLAN. IN THEIR DIRECTION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

I (we) acknowledge receipt of the Notice of EGM and the Proxy Statement dated February 3, 2016, and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name _____________________________________

Name (if joint)_______________________________

Date _____________ , 2016

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.